EXHIBIT 99.1

NewsRelease

TransCanada Sells 30 Per Cent Interest in Bison to TC PipeLines, LP
Advances MLP Drop Down Strategy to Enhance Shareholder Value

CALGARY, Alberta – October 1, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has entered into an agreement to sell its remaining 30 per cent interest in Bison Pipeline LLC (Bison) to its master limited partnership, TC PipeLines, LP (NYSE: TCP) (the Partnership) for cash proceeds of US$215 million. The sale is expected to close on October 1, 2014.

“The Bison transaction advances our previously stated commitment to sell the remainder of TransCanada’s U.S. natural gas pipeline assets to the Partnership,” said Russ Girling, TransCanada's president and chief executive officer. “As TransCanada continues to progress our unprecedented $38 billion capital program, we intend to drop down the remainder of those assets on a more sizeable, frequent basis over the coming quarters and years. This will provide TransCanada with significant cash proceeds to help fund our capital program and enhance the size and diversity of the Partnership’s asset base, positioning it with visible, high quality future growth.”

Through execution of its industry-leading capital program and ongoing growth in its three core businesses, underpinned by its asset base and financial strength, TransCanada is well positioned for significant sustainable growth in earnings, cash flow and dividends. TransCanada remains wholly-committed to enhancing shareholder value including the continuous evaluation of its approach to capital allocation.

Bison is a 487-kilometre (303-mile) natural gas pipeline connecting Rocky Mountain gas supply to downstream markets through the Northern Border pipeline system. The pipeline was constructed in 2010 and placed into service in January 2011. TransCanada’s Board of Directors approved the sale of Bison earlier this year subject to reaching satisfactory terms with the Partnership.

The remaining U.S. natural gas pipeline assets available to be sold into the Partnership include:
•	30 per cent interest in GTN;

•	44.5 per cent and 61.7 per cent interest in Iroquois and Portland, respectively; and

•	100 per cent and 53.6 per cent interest in ANR and Great Lakes, respectively.

Including the Bison transaction announced today, these assets are expected to generate US$500 million of EBITDA in 2016 and beyond.

“We are extremely pleased with the recently announced full re-contracting of ANR’s southeast mainline for an average term of 23 years, which will be entirely in place by the Fall of 2015,” added Girling. “The anticipated drop down of ANR over the coming years will deliver significant value to both TransCanada shareholders and the Partnership’s unit holders.”

In August, the Partnership instituted an At-The-Market unit issuance program which will provide it with the ability to raise equity of up to US$200 million on a continuous basis. TransCanada management believes the Partnership has the capacity to complete drop downs in excess of US$1 billion per year going forward. Future drop downs will be subject to requisite TransCanada and Partnership Board approvals as well as market conditions.

TransCanada, through its subsidiaries, currently holds a 28 per cent interest in TC PipeLines, LP, a United States master limited partnership, which was formed to acquire, own and actively participate in the management of U.S. natural gas pipelines and related assets.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada, our blog or on 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 31, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Davis Sheremata/Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522